P.E. 7-18-02

0-26860

02050008

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

18 July 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Pty Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

NIUGINI MINING LIMITED

MEDIA RELEASE

18 July 2002

Niugini Mining (Australia) Pty Ltd ("NMA"), a wholly owned subsidiary of Lihir Gold Limited, has sold its interest in its Red Dome mining leases and exploration tenements to Kagara Zinc Limited. The sale is subject to ministerial approval.

The sale follows NMA's ownership resumption of the Red Dome leases in December 2000. Since then, NMA has restored environmental excellence and maintained the site in accordance with its Plan of Operations. Once ministerial approval is received, NMA will be pleased to hand over the site to Kagara Zinc Limited, who will maintain the high level of environmental performance associated with the Red Dome mine.

For further information contact:

Alan Roberts: Ph: +617 3229 5483

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: ______________________

Name: Rod Antal

Title: Company Secretary